Exhibit 1

FOR IMMEDIATE RELEASE

September 16, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (Tokyo) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Listing Approval for Xinhua Finance Limited

Nissin Co., Ltd. (“the Company”) hereby announces that the listing of Xinhua Finance Limited (“XFL”) (Head Office: Hong Kong; CEO: Fredy Bush), a firm in which the Company has invested, was approved by the Tokyo Stock Exchange as the first foreign firm to be listed on the Mothers Market of the Tokyo Stock Exchange.

Xinhua Financial Network Limited, the predecessor company to XFL established in 1999, provides the delivery of financial services necessary for investment decisions including financial news, financial indices, enterprise ratings, and IR support.

In July 2004, the Company established Matsuyama Nissin Investment Consulting (Shanghai) Co., Ltd. (“Matsuyama Nissin”) in Shanghai, China, and has begun activities to help invigorate trading and promote the development of small to medium-sized enterprises in both China and Japan. The company believes it will be able to provide customers with better quality services by cooperating with XFL, which has excellent knowledge and experience in China’s capital markets, and has an extensive network throughout China.

The Company is the fifth largest shareholder in XFL, with a shareholding ratio of 3.9%.

[Company Profile]

Company name:	Xinhua Finance Limited
President:	Fredy Bush/Chief Executive Officer
Established:	January 5, 2004
Main Business:	Provision of comprehensive financial information services focusing on China's financial markets